                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-1
                                 (RULE 14D-100)
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            DAKA INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                             COMPASS HOLDINGS, INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                               COMPASS GROUP PLC
                                   (Bidders)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   234068203
                     (CUSIP Number of Class of Securities)

                        MARY H. KERCHER, GENERAL COUNSEL
                            COMPASS GROUP USA, INC.
                               2400 YORKMONT ROAD
                        CHARLOTTE, NORTH CAROLINA 28217
                                 (704) 329-4034
                            FACSIMILE (704) 329-4010

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                WITH A COPY TO:
                             BOYD C. CAMPBELL, JR.
                      SMITH HELMS MULLISS & MOORE, L.L.P.
                            214 NORTH CHURCH STREET
                        CHARLOTTE, NORTH CAROLINA 28202
                                 (704) 343-2030
                            FACSIMILE (704) 358-0252

                          CALCULATION OF FILING FEE

[CAPTION]

                   TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE**
                       $83,612,265                                                      $16,723

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of all 11,148,302 shares of common stock, par value $.01 per share, of DAKA International, Inc. ("Shares") at $7.50 per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Compass Holdings, Inc. for such shares.

[ ]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND
   IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

          CUSIP NO. 234068203                              14D-1



     1        NAME OF REPORTING PERSON: Compass Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 56-1870425
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
                                                                                      (b) [ ]
     3        SEC USE ONLY
     4        SOURCE OF FUNDS
              AF
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                                   [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
     7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
     8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
              EXCLUDES CERTAIN SHARES                                                     [ ]
     9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              N/A
     10       TYPE OF REPORTING PERSON
              CO

          CUSIP NO. 234068203                              14D-1



     1        NAME OF REPORTING PERSON: Compass Group PLC
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
                                                                                      (b) [ ]
     3        SEC USE ONLY
     4        SOURCE OF FUNDS
              BK
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                                   [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              England and Wales
     7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
     8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
              EXCLUDES CERTAIN SHARES                                                     [ ]
     9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              N/A
     10       TYPE OF REPORTING PERSON
              CO

     This Statement relates to a tender offer by Compass Holdings, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares") of DAKA International, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is DAKA International, Inc. The address of the principal executive offices of the Company is set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase.

     (b) The exact title of the class of equity securities being sought in the Offer is the common stock, par value $.01 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) through (d), (g) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase, and in Schedule I thereto, is incorporated herein by reference.

     (e) and (f) None of the Purchaser or Parent, nor, to the best of their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 10 ("Background of the Offer; the Merger Agreement; the Distribution; the Tax Allocation Agreement; the Post-Closing Covenants Agreement") and Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF BIDDER.

     (a) through (e) The information set forth in the Introduction and Section 11 ("Purpose of the Offer, the Merger and the Distribution; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and Parent") and Section 10 ("Background of the Offer; The Merger Agreement; the Distribution; the Tax Allocation Agreement; the Post-Closing Covenants Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and the Financial Statements set forth in Exhibit (g) hereto are incorporated herein by reference.

     The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company whether to sell, tender or hold securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act") and Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase, dated May 29, 1997
(a)(2)    Form of Letter of Transmittal
(a)(3)    Form of Letter from MacKenzie Partners, Inc., to Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees
(a)(4)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients
(a)(5)    Notice of Guaranteed Delivery
(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)    Form of tombstone advertisement, dated May 29, 1997
(a)(8)    Form of press release issued by Parent on May 27, 1997
(b)       None
(c)(1)    Agreement and Plan of Merger, dated as of May 27, 1997, by and among Parent, Purchaser, Compass Interim, Inc.
          and the Company (incorporated herein by reference from Exhibit A to the Offer to Purchase filed as Exhibit
          (a)(1) hereto)
(c)(2)    Reorganization Agreement, dated as of May 27, 1997, by and among the Company, Daka, Inc., Unique Casual
          Restaurants, Inc., Parent and Purchaser
(c)(3)    Tax Allocation Agreement, dated as of May 27, 1997, among the Company, Unique Casual Restaurants, Inc., Parent and Purchaser
(c)(4)    Post-Closing Covenants Agreement, dated as of May 27, 1997, among the Company, Daka, Inc., Unique Casual
          Restaurants, Inc., Champps Entertainment, Inc., Fuddruckers, Inc., Parent and Purchaser
(c)(5)    Stock Purchase Agreement, dated May 26, 1997, among Parent, Purchaser, the Company and the Series A Preferred
          Stockholders
(c)(6)    Employment Agreement, dated May 23, 1997, among Compass Group USA, Inc., the Company, Daka, Inc. and Allen R.
          Maxwell
(d)       None
(e)       Not applicable
(f)       None
(g)       Financial Statements of Parent

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          COMPASS GROUP PLC

                                          By: /s/       MICHAEL J. BAILEY
                                              NAME: MICHAEL J. BAILEY
                                            TITLE: DIRECTOR

                                          COMPASS HOLDINGS, INC.

                                          By: /s/       MICHAEL J. BAILEY
                                              NAME: MICHAEL J. BAILEY
                                            TITLE: CHIEF EXECUTIVE OFFICER

Dated: May 29, 1997

                                 EXHIBIT INDEX

EXHIBIT                                 DESCRIPTION                                   PAGE
(a)(1)    Offer to Purchase, dated May 29, 1997...................................
(a)(2)    Form of Letter of Transmittal...........................................
(a)(3)    Form of Letter from MacKenzie Partners, Inc. to Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees....................
(a)(4)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients...........................................
(a)(5)    Notice of Guaranteed Delivery...........................................
(a)(6)    Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.....................................................
(a)(7)    Form of tombstone advertisement, dated May 29, 1997.....................
(a)(8)    Form of press release issued by Parent on May 27, 1997..................
(b)       None
(c)(1)    Agreement and Plan of Merger, dated as of May 27, 1997, by and among
          Parent, Purchaser, Compass Interim, Inc. and the Company (incorporated herein by reference from Exhibit A to the Offer to Purchase filed as
          Exhibit (a)(1) hereto)..................................................
(c)(2)    Reorganization Agreement, dated as of May 27, 1997, by and among the
          Company, Daka, Inc., Unique Casual Restaurants, Inc., Parent and
          Purchaser...............................................................
(c)(3)    Tax Allocation Agreement, dated as of May 27, 1997, among the Company,
          Unique Casual Restaurants, Inc., Parent and Purchaser...................
(c)(4)    Post-Closing Covenants Agreement, dated as of May 27, 1997, among the
          Company, Daka, Inc., Unique Casual Restaurants, Inc., Champps
          Entertainment, Inc., Fuddruckers, Inc., Parent and Purchaser............
(c)(5)    Stock Purchase Agreement, dated May 26, 1997, among Parent, Purchaser, the Company and the Series A Preferred Stockholders.....................
(c)(6)    Employment Agreement, dated May 23, 1997, among Compass Group USA, Inc., the Company, Daka, Inc. and Allen R. Maxwell............................
(d)       None
(e)       Not applicable
(f)       None
(g)       Financial Statements of Parent